

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 22, 2009

John T. Lund
SVP, Chief Financial Officer and Treasurer
Rockville Financial, Inc.
25 Park Street
Rockville, CT 06066

> **Re:** **Rockville Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-51239**

Dear Mr. Lund:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel